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August 11, 2006	Kathleen Nichols (617) 951-7235 kate.nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DWS International Fund, Inc. (the “Registrant”); File No. 811-00642

To the Commission:

On behalf of the Registrant, and pursuant to Rule 488 under the Securities Act of 1933, as amended, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the conversion of shares of each class of DWS Pacific Opportunities Equity Fund into shares of the corresponding class of DWS International Fund, each a series of the Registrant (the “Conversion”).

The Conversion is one of several reorganizations that have been and are currently being proposed in connection with a reorganization within the DWS fund family (the “Reorganization”). The structure and format of the Registration Statement is substantially similar to the registration statements previously filed in connection with the Reorganization and declared effective by the Commission.

The Registration Statement is proposed to become effective on September 11, 2006 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (617) 951-7235 or to Jacob Comer at (617) 951-7913.

Very truly yours,

Kathleen Nichols